EXHIBIT 99.1

Himax Technologies, Inc. to Hold Annual General Meeting on August 16, 2022

TAINAN, Taiwan, June 15, 2022 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced that the Company will hold its Annual General Meeting (“AGM”) in Taiwan on August 16, 2022.

Details of the Annual General Meeting are below:

TIME and DATE:	TAIWAN 9:30 a.m., August 16, 2022

LOCATION:	HIMAX FAB 2 - TAINAN CITY, TAIWAN

Shareholders will vote to adopt the Company’s 2021 Audited Accounts and Financial Reports, newly elect Mr. Liang-Gee Chen as an Independent Director of the Company, amend and restate the Company’s Amended and Restated 2011 Long-Term Incentive Plan by additionally extending its duration for three years to September 6, 2025 and transact any other business matter in accordance with Company Amended and Restated Article of Association properly brought before 2022 AGM. Copies of the Company’s Proxy Statement and 2011 Long-Term Incentive Plan Amended and Restated as of August 31st day, 2016, 2nd Amended and Restated as of August 28th day, 2019 and 3rd Amended and Restated as of August 16th day, 2022 have been filed with the SEC.

Additionally, a copy of Himax Technologies 2021 Annual Report has been posted on the Himax website for download. The Annual Report can be accessed at the following link: https://www.himax.com.tw/investors/financial-information/

For additional information and travel arrangements, please contact Company or investor relations representatives listed below.

Company Contact:	In the U.S.:
Karen Tiao, Investor Relations	Mark Schwalenberg, Director
Tel: +886-2-2370-3999	Tel: +1-312-261-6430
Email: hx_ir@himax.com.tw	Email: mark.schwalenberg@mzgroup.us

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, OLED ICs, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power AI image sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 3,009 patents granted and 456 patents pending approval worldwide as of March 31, 2022. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2021 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us